Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES: PROMISING DRILL RESULTS FROM ISLAND GOLD MINE CONFIRM POTENTIAL AT DEPTH

MONTREAL, Quebec, Canada, February 10, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce results from its deep drilling program on its Island Gold Mine property (the “Property”).

Highlights:

  Four main zones (G, C, D and E1E) identified between -500 metres and -900 metres of vertical depth over a lateral strike length of 150 metres that span between the Lochalsh and Island Main zones;

  Results include: 13.39 g/t Au over 4.84 metres and 16.42 g/t Au over 4.08 metres in Zone E1E, 22.08 g/t Au over 6.58 metres in the G Zone, 12.28 g/t Au over 7.24 metres and 27.26 g/t Au over 5.88 metres in Zone C, 33.36 g/t Au over 2.18 metres and 20.22 g/t Au over 2.05 metres in Zone D, and 13.23 g/t Au over 3.67 metres in Zone STH (just south of the G Zone) (all cut grades over true width);

  2011 deep exploration drilling at the Island Gold Mine encompassed 25 holes and wedges over a total of 23,000 metres; 2012 program will include 35,000 metres of surface and underground exploration drilling.

Martin Rivard, President and CEO, commented: “We have results from more than 23,000 metres of deep drilling completed at our Island Gold Mine, and are pleased that they have confirmed the potential at depth for this Property. While the spacing of this drilling is currently too large to establish resources, the results confirm the extension of known zones at depth. We plan on completing approximately 35,000 metres of deep drilling at Island Gold during 2012, with the goal of establishing resources below current infrastructure. 20,000 metres of this drilling is planned from underground, and we have already begun a 1,100 metre exploration drift from the -400 metre level of the mine to provide more effective access for drilling. In addition, we are currently evaluating different options for the potential construction of an exploration shaft in order to accelerate the identification of deep resources at Island Gold.”

The following table selectively presents drill results that intersected a cut grade of at least 3 g/t Au over a minimum true width of 2.0 metres.

TABLE 1
ISLAND GOLD MINE DRILL RESULTS(1)
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
GD-10-09W1	999	724.00	728.00	2.34	8.68	8.68	D	681
		628.93	632.55	2.00	50.41	14.28	C	597
GD-10-09W2	982	726.00	729.85	2.18	34.58	33.36	D	684
		793.00	796.45	2.00	3.08	3.08	E1E	743
GD-10-11	1,050	655.00	659.62	2.63	4.95	4.95	G	614
GD-10-13	885	645.00	648.77	2.10	3.82	3.82	E1E	614

RICHMONT MINES: PROMISING DRILL RESULTS FROM ISLAND GOLD MINE CONFIRM POTENTIAL AT DEPTH
February 10, 2012

TABLE 1
ISLAND GOLD MINE DRILL RESULTS(1)
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
GD-10-15	954	657.15	661.70	2.57	3.97	3.97	C	613
GD-11-01	975	738.40	741.95	2.04	4.78	4.78	E1E	688
GD-11-05	1,062	605.00	616.60	5.25	3.64	3.64	G	597
		898.48	910.00	4.84	44.27	13.39	E1E	877
GD-11-05W1	972	742.00	746.12	2.00	5.80	5.80	D	720
		863.00	871.00	3.84	6.00	6.00	E1E	834
GD-11-05W2	966	603.00	613.50	4.97	3.80	3.80	G	594
		770.83	775.40	2.13	5.37	5.37	D	748
		875.19	880.16	2.23	4.47	4.47	E1E	847
GD-11-07	1,226	713.79	718.75	2.00	6.12	6.12	G	701
		975.00	980.06	2.13	6.68	6.68	C	951
GD-11-11	904	658.48	663.17	2.72	3.44	3.44	C	613
		843.06	846.40	2.00	3.39	3.39	E1E	775
GD-11-12	1,063	819.00	828.00	3.67	13.23	13.23	STH(3)	803
		910.94	927.00	6.58	27.89	22.08	G	898
GD-11-12W1	1,083	714.00	718.00	2.23	3.20	3.20	G	682
		905.50	912.00	3.75	16.74	7.09	D	854
GD-11-14	1,083	869.43	873.37	2.00	3.66	3.66	C	834
GD-11-15	1,029	764.00	767.69	2.09	3.49	3.49	G	716
		830.00	842.70	7.24	15.10	12.28	C	779
GD-11-15W1	968	744.00	752.80	5.88	41.33	27.26	C	679
		858.80	863.70	3.38	3.81	3.81	D	772
GD-11-17	900	652.39	657.30	2.60	28.39	11.65	C	617
GD-11-18	966	854.45	858.25	2.05	20.22	20.22	D	802
		932.37	939.82	4.08	126.66	16.42	E1E	874

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.
(3)	STH is just south of the G Zone.

Chart 1: Longitudinal Section – Island Gold Mine: 2011 exploration results to date

Additional details about the Island Gold Mine Property
The 84.4 km2 (8,444 hectare) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at the on-site Kremzar Mill, an 850 tonne per day rated CIP mill. Since Island Gold began commercial production in October 2007, Richmont has produced more than 175,000 ounces of gold from this mine. Underground operations are accessed via a ramp, and the mine’s infrastructure currently goes down to a vertical depth of approximately 400 metres.

RICHMONT MINES: PROMISING DRILL RESULTS FROM ISLAND GOLD MINE CONFIRM POTENTIAL AT DEPTH
February 10, 2012

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which will increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Swastika Laboratories Ltd. in Swastika, Ontario, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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